MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

T A B L E   O F   C O N T E N T S

Page

1.

2009 - Periods in Review

1

2.

Highlights of the Quarter Ended March 31, 2009

1

3.

Operations

1

4.

Development

3

5.

Exploration

4

6.

Production

5

7.

Legal

5

8.

Results of Operations

6

9.

Outlook

8

10.

Liquidity

8

11.

Capital Resources

9

12.

Summary of Quarterly Results

10

13.

Off-Balance Sheet Arrangements

10

14.

Adoption of New Accounting Standards

10

15.

Non-GAAP Measures

11

16.

Other MD&A Requirements

12

17.

Disclosure of Outstanding Share Data

12

18.

Management’s Report on Internal Control over Financial Reporting

13

19.

Cautionary Statement on Forward-Looking Information

13

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

1.

2009 – Periods in Review

Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is one of the world’s lowest cost gold producers engaged in gold mining and related activities, including exploration, development, extraction, processing and reclamation. We own and operate the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China, and we are developing gold projects in Turkey and Greece as well as an iron ore project in Brazil. Based in Vancouver, Canada, Eldorado is listed on the Toronto Stock Exchange (TSX) under the symbol ELD and on the New York Stock Exchange Alternext (NYSE-A) under the symbol EGO. ELD is on the S&P/TSX Global Gold Index and EGO is part of the AMEX Gold BUGS Index.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 and the unaudited interim consolidated financial statements for the period ended March 31, 2009. All dollar amounts in this MD&A are in United States dollars unless stated otherwise. This MD&A is prepared as of May 5, 2009.

2.

Highlights of the Quarter Ended March 31, 2009

During the quarter ended March 31, 2009 (“Q1 2009”), we:

•

Sold 57,459 ounces of gold from TJS and Kişladağ at a realized average price of $909, compared to 73,604 ounces at $933 per ounce for the quarter ended March 31, 2008 (“Q1 2008”),

•

Produced 61,426 ounces of gold at a cash operating cost of $296 per ounce (Q1 2008 – 67,234 ounces at $213 per ounce),

•

Reported earnings of $0.04 per share (Q1 2008 – $0.06 per share) and

•

Began commissioning the sulphide ore processing facility (“the roaster”) at TJS.

3.

Operations

Kişladağ

Kisladag
	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Ore mined (tonnes)	2,245,458	2,495,974	2,754,734	2,115,596	681,855
Total material mined (tonnes)	4,960,840	3,848,676	4,276,776	3,295,054	861,908
Strip ratio	1.21 : 1	0.54 : 1	0.55 : 1	0.56 : 1	0.26 : 1
Ore to pad (tonnes)	2,084,714	2,371,101	2,562,343	2,092,957	529,480
Gold grade (g/t)	1.34	1.34	1.05	1.47	1.18
Gold production (ounces)	46,192	60,753	46,863	55,490	27,228

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

During Q1 2009, approximately 2,084,714 tonnes of ore were placed on the leach pad at an average grade of 1.34 g/t (Q1 2008 - 529,480 tonnes at 1.18 g/t), and we produced 46,192 ounces of gold at an average cash operating cost of $274 per ounce (Q1 2008 – 27,228 ounces at $217 per ounce). The strip ratio increased to 1.21:1 (waste:ore) as expected compared to the projected life-of-mine strip ratio of 1.08:1 (waste:ore).

Higher than normal precipitation in Q1 2009 resulted in lower gold production compared to the quarter ended December 31, 2008 (“Q4 2008”). At Kişladağ, 324 mm (12.8 inches) of rain fell during Q1 2009 compared with an historical average for the first quarter of 140 mm (5.5 inches). This affected screening and stacking production and also slowed gold recovery due to diluted leach solution grades. The heaviest precipitation occurred in January and February, which reduced gold production during these months. By March, gold production had returned to normal, and, we still expect to meet our 2009 Kişladağ target of 230,000 to 240,000 produced ounces of gold at a cash cost of $265 per ounce for the year.

Capital expenditures at Kişladağ for the quarter were $1.6 million, mostly related to leach pad expansion.

TJS

Tanjianshan
	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Ore mined (tonnes)	79,669	536,108	427,250	175,704	296,165
Total material mined (tonnes)	811,630	4,719,002	4,564,607	2,956,459	820,376
Strip ratio	9.19 : 1	7.80 : 1	9.68 : 1	15.83 : 1	1.77 : 1
Ore processed (tonnes)	228,066	216,273	226,126	193,035	223,395
Gold grade (g/t)	3.97	4.33	4.16	6.04	6.83
Gold production (ounces)	15,234	21,092	25,480	31,890	40,006

During Q1 2009, we milled a total of 228,066 tonnes of ore at TJS at an average grade of 3.97 g/t (Q1 2008 – 223,395 tonnes at 6.83 g/t), resulting in 15,234 ounces of gold produced at an average cash operating cost of $362 per ounce (Q1 2008 – 40,006 ounces at $211 per ounce). During the first half of 2008, TJS completed mining of higher grade oxide ore from the Qinlongtan (“QLT”) pit and began prestripping of waste and mining of lower grade sulphide and transition ore from the Jinlonggou (“JLG”) pit. During 2008 and extending into Q1 2009 TJS encountered high strip ratios related to the prestripping activities of the JLG pit. The major push to expose the higher grade sulphide ore was largely completed in Q1 2009 and strip ratios are expected to decline over the rest of 2009. Ore production in Q1 2009 was lower than production in Q1 2008 as transition and sulphide ore stockpiles built up during the prestripping of the JLG pit were sufficient to meet mill feed requirements, providing TJS with the opportunity to give the mining contractor an extended annual break.

Capital expenditures during Q1 2009 were $3.8 million, with the majority of the capital spending related to the roaster construction and commissioning program. During Q1 2009, roaster availability steadily increased within expected ranges. Commissioning issues to date have been predominately mechanical in nature while the metallurgical response of the roaster has met expectations.

In 2009, we expect to produce 95,000 to 100,000 ounces at a cash cost of $385 per ounce.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

4.

Development

Efemçukuru

During the quarter, we continued to carry out infill drilling of the north ore shoot and to explore the along-strike and down-dip extensions. We are also continuing with geotechnical drilling in the main ore body to support detailed mine planning.

Poor weather conditions throughout the quarter affected construction at the site, delaying preparations of the north portal site and the construction of internal access roads. However, the installation of a major retaining wall at the concentrator site continues on schedule to allow for the planned start of civil works for the concentrator building in July. We have also let tenders for constructing the site-wide stormwater catchment system and for creating a steel bridge that will provide the main access to the plant site.

Engineering and procurement continue on schedule with design moving to the detailed engineering phase for the concentrator and ancillary facilities at the mine site. All major equipment packages have been defined and tendered, with orders placed in most cases. We have retained an inspection agency to work with the manufacturer of the semi-autogenous grind (“SAG”) and ball mills to ensure the technical specifications and proposed delivery schedule are met.

The mining contractor has started to set up the offsite camp facilities and expects to have workers on site by June 30, 2009.

Spending during the quarter totaled $5.5 million.

Vila Nova

Due to weak global demand for iron ore, and the related decline in iron ore prices, we have decided to put Vila Nova on care and maintenance status after we complete plant commissioning in Q2 2009. Our engineers are reviewing the mine’s requirements during care and maintenance as well as any contractual obligations remaining after commissioning in order for us to make an accrual for any loss contingencies related thereto.

During Q1 2009, we completed construction and started commissioning the processing plant. We began ore and waste mining on the upper benches and stockpiled ore for plant commissioning. We spent $3.9 million at Vila Nova during the quarter.

Perama Hill

We are continuing to prepare a revised preliminary environmental impact assessment (“PEIA”) that we will submit to Greek authorities in Q2 2009. We expect approval of the PEIA prior to the end of 2009. We will then prepare and submit the full environmental impact assessment (“EIA”) in the first quarter of 2010, and we expect approval of the full EIA during 2011, with construction beginning shortly afterwards.

We are also continuing to prepare a National Instrument 43-101 report that incorporates information from recently updated data on capital and operating costs as well as a revised mine production plan. We are planning to file the report in the third quarter of 2009.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

We have met with local and regional officials to discuss the project and our approach to developing and operating the Perama Hill mine. The meetings have been extremely positive and informative for all parties.

We spent $0.3 million on the Perama Hill project during Q1 2009.

5.

Exploration

Turkey

At Efemçukuru, diamond drilling consisted of 6 holes for 1,210 meters in the north ore shoot. The purpose of this program is to upgrade inferred resources into measured and indicated resources and to test along strike and down dip extents of the ore zone.

Our reconnaissance work focused on the Sayacik project, which is immediately adjacent to the Kişladağ mine. During the quarter, we conducted additional soil sampling and outcrop mapping, and started a ground magnetic geophysical survey. Permitting of drilling sites continued in Q1 2009 and drilling at Sayacik started in April.

Brazil

In Brazil, diamond drilling continued at the Tocantinzinho project in Para State. During Q1 2009, we drilled 16 holes for 4,203 meters, including 1,500 meters of drilling for metallurgical samples.

China

At TJS, we started a rotary air blast (“RAB”) drilling program to test the area covered by alluvium between the QLT and JLG deposits. We drilled a total of 41 short RAB holes during the quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

6.

Production

	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008
TOTAL GOLD PRODUCTION
Total ounces produced	61,426	81,845	72,343	87,380	67,234
Cash operating cost ($/oz) [1,4]	296	298	283	229	213
Total cash cost ($/oz) [2,4]	315	319	313	259	268
Total production cost ($/oz) [3,4]	375	404	402	293	393
Realized price ($/oz sold)	909	800	870	904	933

KISLADAG GOLD MINE [5]
Total ounces produced	46,192	60,753	46,863	55,490	27,228
Tonnes to pad	2,084,714	2,371,101	2,562,343	2,092,957	529,480
Grade (grams/tonne)	1.34	1.34	1.05	1.47	1.18
Cash operating cost ($/oz) [4]	274	279	270	230	217
Total cash cost ($/oz) [2,4]	276	281	273	232	218
Total production cost ($/oz) [3,4]	315	314	310	273	246

TJS GOLD MINE
Total ounces produced	15,234	21,092	25,480	31,890	40,006
Tonnes milled	228,066	216,273	226,126	193,035	223,395
Grade (grams/tonne)	3.97	4.33	4.16	6.04	6.83
Cash operating cost ($/oz) [4]	362	352	306	229	211
Total cash cost ($/oz) [2,4]	432	429	387	305	302
Total production cost ($/oz) [3,4]	557	664	571	327	493

Notes

1

Cost figures calculated in accordance with the Gold Institute Standard.

2

Cash operating costs, plus royalties and off-site administration costs.

3

Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

4

Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this Review.

5

Kişladağ temporarily ceased operations on August 18, 2007 and reopened in March 6, 2008.

7.

Legal

There has been no change in the legal status of our worldwide projects and operations from what we reported in our MD&A for the year ended December 31, 2008 ("2008 Annual MD&A").

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

8.

Results of Operations

Net income

Our consolidated net income for Q1 2009 was $13.1 million or $0.04 per share (Q1 2008 – $20.7 million or $0.06 per share). The main reasons for the decrease in profit compared to Q1 2008 were lower sales volumes and higher unit costs at TJS in Q1 2009 due to the transition from oxide ore mined at the QLT pit to sulphide and transition ore mined at the JLG pit; and to lower unit costs and a higher production rate at Kişladağ in Q1 2008 as a result of gold loaded on carbon during the period that the mine was shut down.

Gold revenues

Our gold revenues consist of gold bullion sales at spot price. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai gold exchanges.

Gold revenues of $52.2 million for Q1 2009 decreased 24% compared to Q1 2008 revenues of $68.7 million due to lower selling prices and sales volumes. Selling prices in Q1 2009 decreased 3% and ounces sold decreased 22% (or 16,145 ounces) compared to Q1 2008. Sales from Kişladağ increased while sales from TJS decreased in comparison with Q1 2008. Kişladağ sales in Q1 2008 reflected only one month of operation, as the mine reopened in March 2008. TJS production in Q1 2009 was affected by the commissioning of the roaster.

	Three-month period ended March 31
Gold ounces sold	2009	2008

Kişladağ	45,212	23,129
TJS	12,247	50,475
Total gold ounces sold	57,459	73,604
Average selling price per ounce	$ 908.58	$ 933.04
Gold revenues (000s)	$ 52,206	$ 68,675

Interest and other income

Interest income earned on cash, short-term money market investments and restricted cash balances held during Q1 2009 was $0.2 million (Q1 2008 – $1.0 million). Other income was nil in the quarter (Q1 2008 – $2.7 million). Interest income during Q1 2009 was down from 2008 due to lower interest rates. Other income in 2008 reflected gains related to excess electric power sales from our São Bento mine. São Bento was sold in December 2008.

Operating costs

Operating costs for Q1 2009 were $18.4 million, a decrease of 7% over Q1 2008 operating costs of $19.8 million, reflecting lower gold production from TJS that was partially offset by higher production at Kişladağ and higher unit operating costs at both Kişladağ and TJS. At Kişladağ, unit operating costs increased due to lower gold recovery rates and higher reagent costs related to the transition from oxide to sulphide ore as well as a higher strip ratio. At TJS, unit operating costs increased due to higher strip ratios and lower grades from the JLG pit compared to Q1 2008 production from the QLT pit.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

Depletion, depreciation and amortization

Depletion, depreciation and amortization (“DD&A”) expense of $4.5 million in Q1 2009 was 49% lower than the Q1 2008 expense of $8.8 million, reflecting lower production and sales at TJS in Q1 2009 compared to Q1 2008.

General and administrative

General and administrative costs are incurred at our head office in Vancouver, Canada, as well as in the countries where we conduct our business. General and administrative expense of $8.8 million for Q1 2009 was 10% lower than the Q1 2008 general and administrative expense of $9.8 million, primarily due to lower stock-based compensation expense.

Exploration expense

Exploration expense for Q1 2009 was $2.1 million compared to the Q1 2008 expense of $2.2 million. Exploration activities are discussed in the section “Exploration” of this MD&A.

Foreign exchange gain (loss)

During Q1 2009, we reported a foreign exchange gain of $3.1 million (Q1 2008 – $0.9 million loss). The major part of this gain related to foreign exchange gains in the revaluation of our future income tax liabilities denominated in euros and Turkish lira.

Loss on disposal of marketable securities

During Q1 2009, we reported a $1.0 million loss on the disposal of marketable securities (Q1 2008 – $0.2 million gain) related to the sale of AngloGold Ashanti shares the Company received in December 2008 from the divestiture of São Bento. In 2008 we reported a $2.0 million mark to market gain on the shares remaining to be sold at year end December 31, 2008. The loss in Q1 2009 represented the decrease in fair value of the shares between year end and the disposal date.

Interest and financing costs

Interest expense for Q1 2009 was $0.1 million, compared to $1.0 million in Q1 2008, reflecting the reduction in debt related to the revolving credit facility with HSBC Bank.

Income taxes

Income tax expense for Q1 2009 was $7.2 million (Q1 2008 – $6.0 million). The effective tax rate increased from 22.4% in Q1 2008 to 35.05% in Q1 2009 due to the proportionate increase in expenses incurred in tax jurisdictions (Canada and Brazil) where the Company does not currently realize tax benefits.  Additionally, in Q1 2009 income before tax expense from TJS (our lowest tax rate jurisdiction at 15%) represented a smaller proportion of overall income before tax expense than in Q1 2008.

Non-controlling interest

TJS reported a charge of $0.4 million during Q1 2009 related to our joint venture partners’ 10% interest in the mine (Q1 2008 – nil).

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

9.

Outlook

Our production outlook for 2009 is essentially unchanged from what we reported in our 2008 Annual MD&A. Eldorado plans to produce 325,000 to 340,000 ounces of gold in 2009 at a cash operating cost of approximately $300 per ounce. Capital expenditures for 2009 are forecast at approximately $117.0 million.

10.

Liquidity

Operating activities after working capital requirements for Q1 2009 generated $25.9 million (Q1 2008 – $47.0 million).

During Q1 2009, Eldorado invested $19.0 million in capital expenditures and mine development. Capital expenditures at Kişladağ totalled $1.6 million, mostly related to leach pad expansion. Capital expenditures at TJS of $3.8 million related to constructing and commissioning the roaster. At Efemçukuru, development expenditures totalled $5.5 million, while at Vila Nova we spent $3.9 million on mine construction and development. We also spent $1.5 million on the Tocantinzinho project in Brazil and $2.1 million to acquire mineral licenses in Turkey. The remaining $0.6 million of expenditures related to Perama Hill and the acquisition of fixed assets in Vancouver, Canada and Ankara, Turkey.

During Q1 2009, we received $30.5 million on the sale of AngloGold shares, as well as $16.2 million from AngloGold shares sold at the end of 2008 but settled in 2009.

During Q1 2009, we received net proceeds of $11.1 million in consideration for issuing 2,639,361 common shares related to the exercise of stock options.

At March 31, 2009, we had cash and cash equivalents of $108.0 million and working capital of $196.2 million, compared with $61.8 million of cash and cash equivalents and working capital of $184.8 million at the beginning of the year. In the opinion of management, the working capital at March 31, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments.

Contractual obligations

The Company’s contractual obligations at March 31, 2009 include:

	(000s)
	2009 $	2010 $	2011 $	2012 $	2013 and later $	Total $

Debt	5,115	-	-	-	-	5,115
Capital leases	54	62	36	23	-	175
Operating leases	1,885	2,002	1,875	1,860	2,140	9,762
Purchase obligations	32,449	12,293	10,220	10,180	-	65,142

Totals	39,503	14,357	12,131	12,063	2,140	80,194

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

Purchase obligations from 2010 forward relate solely to the Kişladağ operations and include the estimated commitments under the unhedged diesel fuel purchase commitments for 2010 through 2012. Interest is not included in the debt commitments, other than imputed interest relating to the Sino Gold loan.

11.

Capital Resources

Cash and working capital

At March 31, 2009, we had cash and cash equivalents of $108.0 million and working capital of $196.2 million, compared with $61.8 million of cash and cash equivalents and working capital of $184.8 million at the beginning of the year. The increase in cash and cash equivalents was primarily attributable to the sale of AngloGold Ashanti shares received from the sale of São Bento as well as proceeds from the exercise of employee stock options.

The status of our financing arrangements and obligations is as follows:

Revolving credit facilities

In April 2005, Tüprag entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC Bank USA, National Association (“HSBC”) due February 28, 2010. The Revolving Credit Facility is secured by cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 0.50%. As at March 31, 2009, no outstanding advances were drawn on the facility.

At March 31, 2009, $65.0 million remained available under the Revolving Credit Facility.

In November 2007, our 90% owned subsidiary QDML entered into a $15.0 million state facility (“the Facility”) with HSBC Bank (China). The Facility had a term of one year and was subject to annual review and renewal. In November 2008, the Facility was renewed for a second year and the interest rate was fixed at 1.2 times the prevailing lending rate stipulated by the People’s Bank of China. As at March 31, 2009, an advance of $5.0 million was drawn by QDML on the Facility. The Facility is collateralized by way of an irrevocable letter of credit drawn on HSBC. Eldorado should maintain at all times a security coverage ratio of 110% of the amounts drawn down. The letter of credit has an expiry date of December 1, 2009 and is secured by Eldorado’s funds held by HSBC as restricted cash.

At March 31, 2009, $10.0 million remained available under the Facility.

Equity

At March 31, 2009, Eldorado had 370.9 million (December 2008 – 368.3 million) common shares issued and outstanding.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

12.

Summary of Quarterly Results

(US$000s)	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007

Total revenue	52,402	65,148	68,238	82,462	72,383	28,512	40,038	76,662
Net income (loss)	13,061	100,724	17,040	25,155	20,737	(9,105)	5,213	26,731
Earnings per share
Basic	0.04	0.27	0.05	0.07	0.06	(0.03)	0.02	0.08
Diluted	0.04	0.27	0.05	0.07	0.06	-	0.02	0.08

13.

Off-Balance Sheet Arrangements

None.

14.

Adoption of New Accounting Standards

Goodwill and Intangible Assets, Section 3064

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for Eldorado beginning January 1, 2009. Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period”, was withdrawn. This resulted in a change to our accounting for the start-up of mining operations, as pre-commercial production costs are no longer capitalized as an asset. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (EIC Abstract 173)

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

Mining Exploration Costs (EIC Abstract 174)

In March 2009, the CICA issued EIC Abstract 174, “Mining Exploration Costs”. The EIC provides guidance on the accounting and the impairment review of exploration costs. This abstract applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2009. The adoption of this new accounting policy did not have any material impact on Eldorado’s consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

International Financial Reporting Standards

Canadian GAAP for publicly listed companies will be replaced with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. Eldorado will begin reporting its financial statements in accordance with IFRS in the first quarter of 2011 with restatement of comparative information presented. The conversion to IFRS will impact Eldorado’s accounting policies, information technology and data systems, internal controls over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and certain contractual arrangements, debt covenants, capital requirements and compensation arrangements.

During the third quarter of 2008, we began the scoping and planning phase of our changeover plan. We have designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses.

We have identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post implementation. The scoping and planning phase involves establishing a project management team and organizational structure (including oversight of the process) and it includes a project management plan and stakeholder analysis and communication strategy. This phase also includes an initial assessment of the key areas where the IFRS transition may have a significant impact and present significant challenges. This scoping and planning phase is substantially complete. The detailed assessment phase involves in-depth technical analysis that will result in an understanding of potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition, this phase will result in identifying additional resource and training requirements and the processes for preparing financial statements, establishing IT system requirements, and preparing detailed transition plans. We are currently working on this phase and expect to complete the detailed technical analysis by the end of the fourth quarter of 2009. The implementation phase will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and complete other transitional reconciliations and disclosure requirements. The last phase of post-implementation will involve continuous monitoring of changes in IFRS throughout the implementation process and assessing their impacts on Eldorado and our reporting.

15.

Non-GAAP Measures

Throughout this document, we have provided measures prepared according to Canadian Generally Accepted Accounting Principles (“GAAP”), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

Cash operating cost

A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the operating costs is included below:

	Q1 2009	Q1 2008

Gold ounces sold	57,459	73,604

Operating costs	$18,442	$19,819
Royalty expense and production taxes	(1,155)	(3,665)
Effects of inventory adjustments	485	(19)
Fair value of stock option grants	(756)	(434)

Cash operating cost	17,016	15,701

Cash operating cost per ounce	$ 296	$ 213

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.

16.

Other MD&A Requirements

Other than as described in this quarterly interim report, there has been no change to the information provided in our 2008 Annual MD&A regarding the following items: Critical Accounting Estimates; Financial Instruments and Related Risks; and Other Risks and Uncertainties. Please see our 2008 Annual MD&A for information on these items.

Additional information relating to Eldorado, including our Annual Information Form, is available on SEDAR at www.sedar.com.

17.

Disclosure of Outstanding Share Data

The following table describes Eldorado’s share capital structure as at May 5, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentations in future consolidated financial statements.

Equity Type	Weighted average exercise price per share Cdn$	Total number of common shares

Common shares		370,974,757
Share purchase options	5.91	11,005,186

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MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE-MONTH PERIOD ENDED MARCH 31, 2009

18.

Management’s Report on Internal Control over Financial Reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in Eldorado’s internal control over financial reporting during Q1 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

19.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, the estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. These statements often include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

With respect to forward-looking statements and the information included in this MD&A, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.

See our Annual Information Form and our quarterly and annual MD&A for additional information on risks, uncertainties and other factors relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this MD&A except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.

Eldorado’s consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

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